May 19, 2005


Via U.S. Mail and Fax
Michael Siemens
Executive Vice President & COO
A4S Technologies, Inc.
489 N. Denver Avenue
Loveland, CO 80537

	Re:	A4S Technologies, Inc.
		Form SB-2
		Filed April 22, 2005
		File No. 333-124238

Dear Mr. Siemens:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. We encourage you to file all exhibits with the next amendment to your Form SB-2 or otherwise furnish drafts of the legality opinion.
We may have additional comments upon review of that document. Please also file the proper consent upon the filing of the legality opinion.
2. We note that you reference industry research throughout the document, such as those provided by the American Public Transportation Association, Frost & Sullivan, and the School Bus Information Council, among others. Please provide us with marked copies of any materials that support these and other third party statements cited in the registration statement, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.
3. Your fee table indicates you are registering 120,000 options to purchase common stock and 120,000 options to purchase warrants, as well as the securities underlying those options. It appears, however, that A4S Technologies negotiated the sale of those options to Newbridge Securities prior to filing the Form SB-2. As a result, you may only register the resale of the underlying common stock. Please revise the fee table to remove the underwriters` options from the "Amount to be Registered" and include the information required by
Item 507 of Regulation S-B.
4. Please include the signature of the executive officer acting in the capacity as principal accounting officer.

Prospectus Cover Page
5. Until you are approved for quotation on the Nasdaq SmallCap
Stock
Market, revise your disclosure to clarify that you have applied for quotation on the Nasdaq SmallCap Stock Market.
6. We note from your description of the plan of distribution that the offering is a firm commitment offering and that the public offering price of the units will be between $6.50 and $7.50. However, we note the statement on page 43 that "[A]fter the initial offering of the units, the offering price and other selling terms may from time to time be varied by the representatives of the underwriter." Please explain in your response letter how this statement is consistent with the underwriters` commitment to purchase all of the securities in the offering if any are purchased.

Prospectus Summary, page 3
7. Please balance the disclosure in your summary with the following:

* That your independent auditor has issued a going concern opinion;
* That you have a history of net operating losses and an accumulated deficit of $4 million; and
* That the Kansas City Area Transportation Authority accounts for approximately 97% of your net sales.



The Offering, page 5
8. Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.
9. Disclose the exercise price of the warrants.

Summary of Historical Financial Data, page 6
10. Delete the pro forma information from the table of Summary Historical Financial Data. The impact of the anticipated offering and transactions occurring subsequent to the date of the latest balance sheet may be presented in the capitalization table at page 16.

Risk Factors, page 7

	General
11. Please move your risk factor discussing the fact that your independent auditor has questioned your ability to continue as a going concern to the front of this section.
12. Please revise each risk factor caption so that it reflects the risk that you discuss in the text. Currently, many of your risk factor captions are unduly vague, such as "If the markets for our products do not develop..." on page 8, and do not discuss adequately the risk that follows. Other risk factor captions merely state a fact about you, such as "Our success depends on our ability to sell our products to more customers" on page 7 and "Our future success will depend, in part, on the continued service of our management team" on page 9. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies` documents, they are probably too generic. Please revise accordingly.
13. Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and financial performance could be materially adversely affected. This statement does not represent meaningful disclosure. Instead, revise to provide specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, and share price.
14. Please remove any mitigating language from your risk factors. For example, your risk factor "Some members of our management team and key personnel..." (page 9) discusses the possibility that members of management will not work well together, which could impact your sales and operating results. The disclosure also states, however, the belief that you have "assembled a management, sales and marketing team that can effectively market [your] products and capitalize on [your] opportunities." This appears to minimize the risk that your personnel will not effectively market and sell your products.

"Our success depends on our ability to sell our products to more customers," page 7
15. Please highlight that the Kansas City Area Transportation
Authority accounts for approximately 97% of your net sales.

"We do not currently have insurance that covers product liability," page 10
16. Expand this risk factor to indicate whether the nature of how your products are used by customers enhances the potential for product liability as compared to others. For example, your products are used in the transportation industry and if there is a traffic accident is it possible that your products could be held partly responsible for damages resulting from the accident.

"The redemption of our warrants in this offering...," page 14
17. Clarify that someone who fails to redeem their warrants after a notice of redemption will lose money because the redemption price ($.10) is more than likely to be less than the gain that would be realized if a holder exercises his or her warrants.

"If a current prospectus, and possibly state blue sky registration...," page 14
18. Please revise to clarify that you are referring to purchasers of the warrants in this offering (not to private purchasers of warrants).

Capitalization, page 16
19. We are unable to reconcile the pro forma information presented in the capitalization table to the changes in the historical financial statement information. Revise the notes to the pro forma information to clearly describe the impact on each line presented in the table.

Dilution, page 17
20. Please quantify the further dilution to new investors that will occur assuming the exercise of all of your outstanding stock options, warrants, and convertible notes. Also quantify the dilution to new investors if your underwriters fully exercise their over-allotment option.



Management`s Discussion and Analysis or Plan of Operation, page 19

	Overview, page 19
21. We note that you derived a substantial portion of your sales from the Kansas City Area Transportation Authority. Please revise to disclose your heavy reliance on the KCATA as a major customer of your products and discuss your marketing plans for expanding your business to additional mass transit customers and to the law enforcement market.

Results of Operations, page 19
22. In your comparison of fiscal 2004 to 2003 revenues, you note that
"the increase in sales is attributable primarily to a shift in
2004
of our marketing focus." Revise your disclosure to indicate the increase in sales was a result of sales to one customer in 2004.

Liquidity and Capital Resources, page 19
23. Disclose the nature of the intangible assets acquired during the year, as described in the section on "Investing Activities." It appears a portion of these payments may be attributed to loan costs.
If this is true, explain why classification of these costs as investing activities is appropriate.

Critical Accounting Policies, page 21
24. We note that your Critical Accounting Policies indicate the Company recognizes revenue when products are shipped to unaffiliated customers. In contrast, in your Summary of Significant Accounting Policies regarding revenue recognition and accounts receivable you indicate, "the Company recognizes revenue when product is delivered."
Revise your disclosures to ensure your revenue policy is consistently stated. If you indeed recognize revenue upon shipment to customers, please provide the following information:

* Describe your formal shipping terms, if any, e.g., FOB shipping point or FOB destination, and explain the manner in which those terms are communicated to customers;

* In the absence of formal shipping terms, describe when title and risk of loss of merchandising pass to customers on merchandise shipped from warehouses. Indicate whether you have received a legal opinion in this regard and describe its conclusion;

* Describe your involvement in the shipping process; and

* If formal shipping terms are FOB destination, or title and risk of loss otherwise pass to customers upon delivery, tell us how you comply with SAB 104 by recognizing revenue upon shipment.
25. Avoid using boilerplate descriptions of your critical accounting policies. Your description of your critical accounting estimates should evolve as your business grows. For example in discussing your critical estimates made in connection with your accounting for accounts receivable, you caution that a financial decline of "any one of our large clients" could have a material adverse effect on the collectibility of your receivables. However, you currently have only one large client, so you should discuss this critical accounting policy as it applies to your one large client noting the increased risks as your business continues to grow.

Business, page 23
26. Please tell us in your response letter the consideration you gave to disclosing the effect of existing or probable government regulations on your business, as provided by Item 101(b)(9) of Regulation S-B. For example, we note that many municipalities have been implementing traffic cameras to monitor traffic behavior at busy intersections. Is this a potential market for your products?
27. Please revise to disclose the information required by Item 102 of
Regulation S-B.

Executive Compensation, Page 35
28. Please revise to disclose compensation paid to directors, in accordance with Item 402(f) of Regulation S-B.

Certain Relationships and Related Transactions, Page 36
29. Disclose the conversion price of the convertible notes offered during 2003 and 2004.

Financial Statements, page F-3 through F-6
30. Update the financial statements and other financial information in the filing to include the interim period ended March 31, 2005.
See Item 310(g) of Regulation S-B.

Note 7: Convertible Notes Payable, page F-12
31. Tell us how you applied the guidance in EITF 98-5 and EITF 00-
27
in calculating the beneficial conversion feature for convertible debt. It appears that you used a relative fair value approach, instead of the intrinsic value method describe in EITF 98-5.



Note 8: Stock Options, page F-13
32. Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2004 and 2005.
33. Disclose vesting provisions for stock options in the notes to the financial statements. Also disclose whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective. If you used a valuation specialist that was a related party, include a statement indicating that fact.
34. Please disclose in MD&A the following information relating to your issuances of stock options:
* A discussion of the significant factors, assumptions and methodologies used in determining fair value;

* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated initial public offering price; and

* The valuation alternative selected and the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

Further disclose in your Management`s Discussion and Analysis section
the intrinsic value of outstanding vested and unvested options based
on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in your registration statement.
*	*	*	*

      Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.



      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Walz, Staff Accountant, at (202) 551-
3358
or Terry French, (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202)551-3366, or me at
(202) 551-3810 with any other questions.

							Sincerely,


							Larry Spirgel
							Assistant Director

cc:	Robert M. Bearman, Esq.
	Marci M. Fulton, Esq.
	Patton Boggs LLP
	Via Facsimile: (303) 894-9239
??

??

??

??

Michael Siemens
A4S Technologies, Inc.
May 19, 2005
Page 1 of 8